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09052533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

September 2[illegible], 2009

Act	~~33/34~~ 33 : 34
Section	Various
Rule	101/102 of Reg M; 10b-17; 14e-5
Public Availability	9/28/09

Stacy L. Fuller
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

Re: Grail Advisors ETF Trust – Actively Managed ETF
<u>File No. TP 09-64</u>

Dear Ms. Fuller:

In your letter dated September 28, 2009, as supplemented by conversations with the staff of the Division of Trading and Markets ("Staff"), Grail Advisors ETF Trust (the "Trust") requests from the Staff certain relief with respect to Rules 10b-17 and 14e-5 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rules 101 and 102 of Regulation M. We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined, directly or by reference, in your letter, unless we note otherwise.

The Trust was organized on December 7, 2007 as a Delaware statutory trust. The Trust is registered with the Securities and Exchange Commission ("Commission") under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust's Original ETF seeks long-term capital appreciation and current income by investing, ordinarily, at least 80% of its net assets in equity securities of large market capitalization United States companies. The Trust's Original ETF is "actively managed," that is to say, the Original ETF does not seek to track the performance of an underlying index. However, as discussed in the Grail Request Letter, the Original ETF's portfolio is fully transparent thereby permitting arbitrage activity to the same extent as index based ETFs. In all other material respects, the Original ETF operates in the same manner as other ETFs.

The Additional ETFs and the Future ETFs will be structured identically to the Original ETF that was issued by the Trust and afforded relief by the Commission in the Grail Response Letter. In addition, the Additional ETFs and the Future ETFs will be subject to the same conditions and representations as those made in connection with the Original ETF. The Trust now requests that the relief afforded to the Original ETF in the Grail Response Letter with regard to Rules 10b-17 and 14e-5 under the Exchange Act and Rules 101 and 102 of Regulation M be extended to cover similar trading and other specified transactions in the Additional ETFs and the Future ETFs.

In view of the substantial similarities between the Additional ETFs, Future ETFs, and the Original ETF, the Staff will not recommend to the Commission enforcement action under Rules 10b-17 and 14e-5 under the Exchange Act and Rules 101 and 102 of Regulation M against persons or entities engaging in secondary market transactions in the Additional ETFs and Future ETFs on an Exchange, or engaging in the creation and redemption of Creation Units of the Additional ETFs and Future ETFs in reliance on the relief granted to the Trust in the Grail Response Letter, subject to the same limitations and conditions.

The foregoing no-action positions taken under Rules 10b-17 and 14e-5 under the Exchange Act and Rules 101 and 102 of Regulation M are based solely on your representations and the facts presented to Staff, and are strictly limited to the application of those rules to transactions involving the shares of the Additional ETFs and Future ETFs under the circumstances described above, in your letter dated September 28, 2009, and in the Grail Request Letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing no-action positions taken under Rules 10b-17 and 14e-5 under the Exchange Act and Rules 101 and 102 of Regulation M are subject to the condition that such transactions in shares of the Additional ETFs, Future ETFs, In-Kind Creation Securities, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These no-action positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

Very truly yours,

Josephine J. Tao
Assistant Director

Attachment

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

September 28, 2009

Stacy L. Fuller
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

Re: Grail Advisors ETF Trust – Actively Managed ETF
File No. TP 09-64

Dear Ms. Fuller:

In your letter dated September 28, 2009, as supplemented by conversations with the staff of the Division of Trading and Markets ("Staff"), Grail Advisors ETF Trust (the "Trust") requests from the Staff certain relief with respect to Rules 10b-17 and 14e-5 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rules 101 and 102 of Regulation M. We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined, directly or by reference, in your letter, unless we note otherwise.

The Trust was organized on December 7, 2007 as a Delaware statutory trust. The Trust is registered with the Securities and Exchange Commission ("Commission") under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust's Original ETF seeks long-term capital appreciation and current income by investing, ordinarily, at least 80% of its net assets in equity securities of large market capitalization United States companies. The Trust's Original ETF is "actively managed," that is to say, the Original ETF does not seek to track the performance of an underlying index. However, as discussed in the Grail Request Letter, the Original ETF's portfolio is fully transparent thereby permitting arbitrage activity to the same extent as index based ETFs. In all other material respects, the Original ETF operates in the same manner as other ETFs.

The Additional ETFs and the Future ETFs will be structured identically to the Original ETF that was issued by the Trust and afforded relief by the Commission in the Grail Response Letter. In addition, the Additional ETFs and the Future ETFs will be subject to the same conditions and representations as those made in connection with the Original ETF. The Trust now requests that the relief afforded to the Original ETF in the Grail Response Letter with regard to Rules 10b-17 and 14e-5 under the Exchange Act and Rules 101 and 102 of Regulation M be extended to cover similar trading and other specified transactions in the Additional ETFs and the Future ETFs.

In view of the substantial similarities between the Additional ETFs, Future ETFs, and the Original ETF, the Staff will not recommend to the Commission enforcement action under Rules 10b-17 and 14e-5 under the Exchange Act and Rules 101 and 102 of Regulation M against persons or entities engaging in secondary market transactions in the Additional ETFs and Future ETFs on an Exchange, or engaging in the creation and redemption of Creation Units of the Additional ETFs and Future ETFs in reliance on the relief granted to the Trust in the Grail Response Letter, subject to the same limitations and conditions.

The foregoing no-action positions taken under Rules 10b-17 and 14e-5 under the Exchange Act and Rules 101 and 102 of Regulation M are based solely on your representations and the facts presented to Staff, and are strictly limited to the application of those rules to transactions involving the shares of the Additional ETFs and Future ETFs under the circumstances described above, in your letter dated September 28, 2009, and in the Grail Request Letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing no-action positions taken under Rules 10b-17 and 14e-5 under the Exchange Act and Rules 101 and 102 of Regulation M are subject to the condition that such transactions in shares of the Additional ETFs, Future ETFs, In-Kind Creation Securities, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These no-action positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

Very truly yours,

Josephine J. Tao
Assistant Director

Attachment

K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

September 28, 2009

Ms. Josephine J. Tao
Assistant Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for Additional Exemptive, Interpretive or No-Action Relief from Rules 10b-17 and 14e-5, and Rules 101 and 102 of Regulation M, promulgated under the Securities Exchange Act of 1934 with Respect to Actively-Managed, Exchange-Traded Additional Funds and Future Funds.

Dear Ms. Tao:

Grail Advisors ETF Trust (the "Trust") is an open-end management investment company organized on December 7, 2007 as a Delaware statutory trust. The Trust is currently comprised of six portfolios: it launched one series, the Grail American Beacon Large Cap Value ETF (the "Original ETF") on May 4, 2009; it expects to launch four additional series, the RP Focused Large Cap Growth ETF, RP Growth ETF, RP Technology ETF and RP Financials ETF on October 1, 2009 (the "Additional ETFs"); one additional series currently exists and it is expected to launch later in 2009.

Summary of Previously Granted Relief

In May 2009, the Trust listed the individual shares ("Shares") of the Original ETF on NYSE Arca, Inc. Prior to such time, the Trust requested relief on behalf of itself, the Original ETF, any national securities exchange or national securities association on or through which the Shares subsequently trade (each such market being an "Exchange"), and persons or entities engaging in transactions in Shares, from the staff of the Division of Trading and Markets (the "Staff") with respect to Rules 10b-17 and 14e-5 under the Securities Exchange Act of 1934, and Rules 101 and 102 of Regulation M, in connection with secondary market transactions in Shares and the creation and redemption of Creation Units (the "Grail

Request Letter").[1] The Staff granted such relief (the "Existing Relief") in the letter addressed to Stacy L. Fuller, Esq., dated April 30, 2009 [revised – May 6, 2009] (the "Grail Response Letter"). A copy of the Grail Request Letter and the Grail Response Letter are attached hereto for your convenience. All terms in this letter are as defined in the Grail Request Letter and Grail Response Letter, unless otherwise defined herein.

Summary of Request to Extend Existing Relief to Additional ETFs

The Trust's order under the Investment Company Act of 1940, as amended, pursuant to an application filed with the Securities and Exchange Commission ("Commission") on January 14, 2009, applied to any future series ("Future ETFs") of the Trust or of other registered open-end management companies that may utilize active management strategies.[2] As such, the Trust plans to list, on an Exchange, shares of various additional ETFs not named therein or in the Grail Request Letter, including the Additional ETFs,[3] as well as shares of Future ETFs as permitted by the Trust's existing exemptive relief.[4] The Additional ETFs and the Future ETFs will be subject to the same conditions and representations as those made in connection with the Original ETF.[5] The Additional ETFs and the Future ETFs will be structured identically to the Original ETF[6] and, like the Original ETF, will be actively

1 *See* the request letter from Stacy L. Fuller, Esq., dated April 30, 2009, with respect to the Trust, et al.

2 *See* Investment Company Act Release No. 28604, dated January 16, 2009 (order) and Investment Company Act Release No. 28571, dated December 23, 2008 (notice).

3 Other ETFs may be launched at a later date.

4 *See supra* note 2.

5 To the extent that a future fixed-income ETF is not able to meet the same conditions and representations as those made in connection with the Original ETF, the Trust would make a request to the Staff for separate relief.

managed: in other words, the Additional ETFs and Future ETFs will not seek to track the performance of an underlying index. Therefore, the relief requested in this letter is identical to that requested in the Grail Request Letter and granted in the Grail Response Letter.

The Trust is aware of the various response letters issued by the Division of Market Regulation (now known as the Division of Trading and Markets) during the past few years in connection with certain "Class Relief" requested by, or on behalf of, ETFs and others (referred to collectively as the "Class Relief Letters").[7] The Staff has also previously issued relief identical to that requested herein to index-based ETFs and actively managed ETFs listed and traded on a national securities exchange which meet certain conditions.[8] The Additional ETFs and the Future ETFs are or will be "actively managed." However, as discussed in the Grail Request Letter, the Additional ETFs' and each Future ETF's portfolio will be fully transparent thereby permitting arbitrage activity to the same extent as index-based ETFs. In all other material respects, the Additional ETF and the Future ETFs will operate in the same manner as other ETFs.

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[6] As with the Original ETF, the Additional ETFs will continuously redeem, at NAV, Creation Unit aggregations of 50,000 Shares, such that Creation Unit aggregations are expected to be worth over $1,000,000; if the value of Creation Unit aggregations of a Future ETF would not meet this expectation, the Trust would make a request to the Staff for separate relief.

[7] *See* Letter from James A. Brigagliano, Esq., Acting Associate Director, Division of Market Regulation, to PowerShares Exchange Traded Fund Trust regarding Class Relief for Exchange Traded Index Funds dated October 24, 2006; Letter from James A. Brigagliano, Esq. regarding Class Relief for Fixed Income Exchange Traded Index Funds, dated April 9, 2007; Letter from Catherine McGuire, Esq., Chief Counsel Division of Market Regulation, to the Securities Industry Association Derivative Products Committee, dated November 21, 2005; Letter from James A. Brigagliano, Esq., Assistant Director, Division of Market Regulation, to Claire P. McGrath, Vice President and Special Counsel, American Stock Exchange LLC, dated August 17, 2001. *See also*; Letter from Josephine Tao, Esq., Assistant Director, Division of Market Regulation, regarding Combination Exchange-traded Funds, dated June 27, 2007.

[8] *See supra* note 7. See also Letter from Josephine Tao, Esq., Assistant Director, Division of Trading and Markets, to WisdomTree Trust, dated May 9, 2008; Letter from James A. Brigagliano, Esq. to PowerShares Actively Managed Exchange Traded Fund Trust, dated April 4, 2008; Grail Response Letter.

In view of the foregoing, the Trust respectfully requests that the Existing Relief be extended to cover the Additional ETFs and any Future ETF on the same terms and to the same extent as that for the Original ETF.

Precedent for Request to Extend Existing Relief to the Additional ETFs and Future ETFs

As discussed previously with members of your staff, given that the Additional ETFs and any Future ETFs will be structured identically to the Original ETF and that the form of relief requested herein is identical to the Existing Relief, we are requesting that the Existing Relief be extended to cover the Additional ETFs and any Future ETF by means of submitting this brief request letter, rather than a lengthy request letter restating and amending the Grail Request Letter. The Staff has permitted this method in at least five other related contexts.[9]

Conclusion

Based on the foregoing and on our conversations with the Staff, the Trust respectfully requests that the Commission and the Division of Trading and Markets grant the relief requested herein. The forms of relief requested are identical to the relief which the Commission and the Division of Trading and

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9 *See* the letter from Stuart M. Strauss, Esq., dated February 26, 2009 to Josephine J. Tao, Esq., Assistant Director, Division of Trading and Markets, and the response from Josephine J. Tao, Esq., dated February 26, 2009; the letter from Stuart M. Strauss, Esq., dated November 14, 2008 to Josephine J. Tao, Esq., Assistant Director, Division of Trading and Markets, and the response from Josephine J. Tao, Esq., dated November 14, 2008; the letter from W. John McGuire, Esq., dated April 24, 2008 to Josephine J. Tao, Esq., Associate Director, Division of Market Regulation, and the response from Josephine J. Tao, Esq., dated April 24, 2008; the letter from Kathleen H. Moriarty, Esq., dated January 19, 2007 to James A. Brigagliano, Esq., Associate Director, Division of Market Regulation, and the response from James A. Brigagliano, Esq., dated January 24, 2007; and the letter from Edward S. Knight, Esq., dated November 12, 2002, to James A. Brigagliano, Esq. and the response from James A. Brigagliano, Esq., dated November 13, 2002.

Markets granted in the Grail Response Letter. Should you have any questions please call me at (202) 778-9475 or my colleague Kurt J. Decko at (415) 249-1053.

Very truly yours,

Stacy L. Fuller

cc: Brad Gude
Darren Vieira
Securities and Exchange Commission

William M. Thomas
Grail Advisors, LLC

Kurt J. Decko
K&L Gates LLP

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